News Release
www.srtelecom.com

For more information:

David Adams	Scott Lawrence (Maison Brison)
(Senior Vice-President, Finance and CFO)	(514) 731-0000
(514) 335-4035	* scott@maisonbrison.com

SR Telecom’s angel™ Selected By Chatham Internet Access
First angel Deployment in Canada

MONTREAL, May 5, 2004 – SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that its angelTM Broadband Fixed Wireless Access (BFWA) system has been selected by Chatham Internet Access (CIA) for a high speed wireless Internet project in Chatham, Ontario. The project, which will receive funding under Industry Canada’s BRAND (Broadband for Rural and Northern Development) initiative, will be deployed over the next two years. Deliveries are scheduled to commence immediately.

CIA will deploy the angel systems as an integral part of its new airNET service, which will bring high-speed Internet access to thousands of business and residential users in the Chatham-Kent area. “The angel product’s feature set is really a perfect fit for our business case,” said Wally Romansky, General Manager of Chatham Internet Access. “Its extended range and Non Line of Sight capabilities provide us with the coverage we need to deliver high speed data services efficiently to our customer’s homes and businesses.”

“Canada has a highly developed communications infrastructure, yet many communities still do not have access to broadband services,” said Claude Giguère, SR Telecom’s Senior Vice-President, Sales and Marketing. “We are delighted to have been selected by Chatham Internet Access as its wireless technology provider and look forward to working closely with them throughout their network build out. Furthermore, we are pleased that the angel product is now recognized as a proven broadband technology under the BRAND program.”

Industry Canada’s BRAND initiative provides funding to eligible Canadian communities that are currently without broadband access. Serving mostly First Nations, northern, rural and remote communities, BRAND promotes the use of broadband technology to provide improved services in the areas of health and education, as well as to augment economic opportunities.

About angel
angel is a premier next generation Broadband Fixed Wireless Access product that combines the most advanced multiplexing (OFDM), Transmission (Non Line of Sight-NLOS), and modulation (QAM) technologies to deliver DSL-equivalent data rates and carrier-class voice services within significantly less radio frequency spectrum than other solutions. Additionally, angel's extensive network management capabilities optimize deployability and operability. Developed in close collaboration with a large service provider, angel boosts subscriber coverage to levels that can exceed 95% of a service provider’s target market area, and remains cost effective in even the smallest applications.

About Chatham Internet Access
Chatham Internet Access is Chatham-Kent’s first and foremost home and business Internet access provider. It provides a full range of Internet access solutions from basic dial-up to voice over IP and web hosting services. Their service offering now includes broadband wireless access technology, which it markets under the name airNET. For more information, please visit their web site at www.ciaccess.com.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world's leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company's products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom's products have been deployed in over 120 countries, connecting nearly two million people.

The Company's unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and ANGEL are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783